UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC FILE NUMBER 1-3952

CUSIP NUMBER 825791106
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):          [  ] Form 10-K     [  ] Form 20-F     [  ] Form 11-K     [X] Form 10-Q     [  ] Form N-SAR
For Period Ended:   March 31, 2009

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I--REGISTRANT INFORMATION

SIBONEY CORPORATION

Full name of Registrant

N/A

Former Name if Applicable

P.O. Box 221029

Address of Principal Executive Office (Street and Number)

St. Louis, MO 63122

City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The registrant hereby represents that:   [  ]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report on Form 10-K, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K or portion thereof could not be filed within the prescribed time period.

Substantially all of the Registrant’s assets were sold in satisfaction of the outstanding indebtedness of the Registrant and Siboney Learning Group, Inc., a subsidiary of the Registrant, held by Southwest Bank, as reported on the Registrant’s Form 8-K dated March 23, 2009.

As a result of this transaction, the Registrant has no operating businesses and it appears that the realizable value of the Registrant’s assets does not exceed the amount of its liabilities including its remaining secured debt obligations.  The Registrant lacks the necessary funds to prepare and file its Quarterly Report of Form 10-Q for the period ended March 31, 2009.

Part IV--Other Information

(1)	Name and telephone number of person to contact in regard to this notification
	Thomas A. Litz	(314)	552-6072
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).        [  ] Yes     [X] No

        Annual Report on Form 10-K for the period ended December 31, 2008.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                  [X] Yes     [  ] No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant experienced continued deterioration in its business operations during the quarter ended March 31, 2009, and the Registrant’s senior secured lender foreclosed and sold the Registrant’s operating business on March 20, 2009.  The remaining secured lenders have advised the Registrant of their intention to foreclose on the Registrant’s remaining assets.  The Registrant’s consolidated revenues decreased 66.1% to $420,000 during first quarter of 2009 compared to the first quarter of 2008.  Due to its lack of funds, the Registrant has not prepared financial statements as of March 31, 2009 or for the quarter then ended,  The Registrant estimates that its net loss of $540,000 million, or $0.03 per share in the quarter ended March 31, 2009, increased from a loss of $349,000, or $0.02 per share, reported for first quarter of 2008, before any adjustments to reflect the fact that the Registrant no longer is a going concern.

The disposition of substantially all the Registrant’s assets in satisfaction of the Registrant’s bank debt obligations reported in Part III above caused the Registrant to effectively cease all significant business activities on March 20, 2009; which contributed to the loss in the first quarter of 2009.  The Registrant does not anticipate resuming business operations.

*           *            *

Siboney Corporation

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 15, 2009	By	/s/ Timothy J. Tegeler
			Name:	Timothy J. Tegeler
			Title:	Chief Executive Officer